Newpark Resources, Inc.
2700 Research Forest Drive, Suite 100
The Woodlands, Texas 77381
(281) 362-6800
April 29, 2009
VIA FACSIMILE: 202.772.9204
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Sean Donahue
202-772-9368

Re:	Registration Statement on Form S-3 (No. 333-156009) of Newpark Resources, Inc.
Ladies and Gentlemen:
     On behalf of Newpark Resources, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 2:00 p.m., Washington, D.C. time, on Friday, May 1, 2009, or as soon thereafter as practicable. The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This request has also been transmitted via EDGAR.

Very truly yours, Newpark Resources, Inc.
By:	/s/ Mark J. Airola
Name: Mark J. Airola
Title: Vice President, General Counsel, Chief Administrative Officer and Secretary